UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K/A

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): **April 20, 2006**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 -- Financial Information

Item 2.02 Results of Operations and Financial Condition

On April 20, 2006 First Financial Holdings, Inc. announced earnings for the second quarter ended March 31, 2006. For more information regarding this matter, see the press release and additional financial information attached hereto as Exhibit 99.1.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits

Exhibit (99.1). Press release dated April 20, 2006 with additional financial information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Susan E. Baham
Susan E. Baham
Executive Vice President, Chief Financial Officer
And Principal Accounting Officer

Date: April 20, 2006

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. Results for Second Quarter with additional financial information

Exhibit 99.1

First Financial Holdings, Inc. Results for Second Quarter

and additional financial information.

FIRST FINANCIAL HOLDINGS, INC.
34 Broad Street · Charleston, S.C. 29401
843-529-5933 · FAX: 843-529-5929

NEWS   NEWS   NEWS   NEWS

Contact: Susan E. Baham
                 Executive Vice President and
                 Chief Financial Officer
                 (843) 529-5601

FIRST FINANCIAL HOLDINGS, INC.
REPORTS SECOND QUARTER RESULTS

Charleston, South Carolina (April 20, 2006) – First Financial Holdings, Inc. ("Company") (NASDAQ: FFCH) today reported results for the second quarter of the fiscal year ended September 30, 2006. Net income for the second quarter of fiscal 2006 totaled $7.4 million, or $0.61 per diluted share, an increase of 5.1% and 8.9%, respectively, from net income of $7.0 million, or $0.56 per diluted share, earned in the second quarter of fiscal 2005. Net income for the six months ended March 31, 2006 and 2005 totaled $13.5 million, or $1.11 per diluted share, and $13.0 million, or $1.03 per diluted share, respectively.

President and Chief Executive Officer A. Thomas Hood commented, "Operations in our second quarter reflect solid performance despite a challenging interest rate environment. Our return on average equity increased to 17.2% for the quarter ended March 31, 2006 compared with 16.7% for the quarter ended March 31, 2005. One of the highlights during the March 2006 quarter was our successful campaign to attract core deposit funding. Deposits increased to $1.8 billion this quarter, increasing $113.6 million, or 6.7%, at March 31, 2006 from $1.7 billion at December 31, 2005.   We believe that the growth, which was centered in our Market Preferred money market account, allowed us to reduce borrowings by $94.9 million during the March 2006 quarter and will prove beneficial in slowing the future rate of change in our cost of funding. During late March, we also opened our tenth Wal-Mart Superstore retail sales office, with several more of these in-store offices planned."

Hood noted, "One of our strategies, for some time, has been to focus on increases in revenue growth, particularly non spread-based revenue to further diversify our income. Results during the current quarter demonstrate the success of our efforts. Non-interest income was $14.2 million for the second quarter of fiscal 2006, increasing by $1.7 million, or 13.6%, over $12.5 million for the comparable quarter last year. Total revenues, defined as net interest income plus total other income, excluding gains on sales of investments and gains from property sales, increased $2.1 million during the quarter ended March 31, 2006, up 6.8% from the comparable quarter ended March 31, 2005, and total revenues on the same basis were up $4.2 million, or 6.8%, for the first six months of fiscal 2006 compared with the first six months of fiscal 2005. Our second quarter is usually an excellent quarter for us because of the seasonal nature of certain insurance segment revenues. Commissions on insurance comprised 40.9% of total other income in the current quarter and deposit account fees comprised 29.7%. The Company traditionally receives contingent-based insurance revenue in the first calendar quarter of each year. Deposit account revenues totaled $4.2 million during the quarter ended March 31, 2006 compared with $2.7 million during the comparable quarter ended March 31, 2005. The $1.5 million increase in deposit fees during the current quarter is primarily attributable to the introduction of a courtesy overdraft privilege program in July 2005. Loan servicing operations, net, totaled $685 thousand during the quarter ended March 31, 2006 compared with $1.0 million during the quarter ended March 31, 2005. The prior quarter's results reflected a $607 thousand recovery in the impairment reserve for originated mortgage servicing values while the current quarter's results included a $171 thousand recovery."

- more -

"Despite 200 basis points of Federal Reserve rate increases over the calendar year ended December 2005 and another 50 basis points during the first quarter of calendar 2006, on a linked quarter basis, the net interest margin declined only moderately this quarter by seven basis points to 3.27% from 3.34% for the quarter ended December 31, 2005 and declined six basis points from 3.33% for the comparable quarter ended March 31, 2005. The linked quarter's decrease in the net interest margin is attributable to higher rates on the repricing of liabilities during the quarter than rates on assets that repriced, partially attributable to our focused efforts to attract funds in the new Market Preferred money market account. We believe that this strategy will benefit cost of funds in future periods. Our net interest margin improved in the month of March 2006, evidence that the net interest margin compression should abate in future quarters. We have continued our efforts to achieve balance sheet restructuring from lower yielding one- to four- family loans into commercial and consumer loans. Like many other financial institutions, should the Federal Reserve continue to push the Fed Funds rate higher, we are likely to experience further erosion in the net interest margin." Hood continued.

Total non-interest expenses increased by $1.7 million, or 9.1%, to $20.8 million for the quarter ended March 31, 2006 compared to $19.1 million for the quarter ended March 31, 2005. Salaries and employee benefits increased by $1.3 million, attributable principally to staffing for in-store branch expansion, higher health benefit costs and merit increases since March 2005. On a linked quarter basis, non-interest expenses in the quarter ended March 31, 2006 declined $716 thousand from the quarter ended December 31, 2005. For the first half of fiscal 2006, non-interest expense increased 6.2%, or $2.5 million, to $42.4 million from $39.9 million for the comparable six month period in fiscal 2005. Excluding a $964 thousand prepayment penalty on the repayment of FHLB advances incurred during the six months ended March 31, 2005, total non-interest expense increased 8.8%.

The Company's provision for loan losses was $1.3 million during the quarters ended March 31, 2006 and 2005. The Company's reserve coverage of non-performing loans increased to 321.7% at March 31, 2006 compared to 190.9% one year ago and 226.2% at December 31, 2005. Annualized loan net charge-offs as a percentage of net loans was 0.27% for the quarter ended March 31, 2006 compared with 0.34% for the comparable quarter a year ago and 0.19% for the quarter ended December 31, 2005. Problem assets, which include problem loans as well as properties acquired, as a percentage of total assets, was 0.26% at March 31, 2006 compared to 0.41% one year ago and 0.33% at December 31, 2005. Hood noted, "Loans receivable increased 11% on an annualized basis during the March 2006 quarter and this growth partially contributed to the stable provision levels, despite a 29.7% reduction in problem loans from December 31, 2005."

Hood commented, "We identified several significant goals for fiscal 2006. After having completed our first half of fiscal 2006, we have increased diluted earnings per share by 7.8% but still are short of our goal of 10% or greater for the year."

"As evidenced in the current quarter's results we continue to enjoy success in the growth of our advice businesses – insurance, brokerage and trust. Revenue growth in these businesses has increased 3.0% for the first half of fiscal 2006 compared to the first six months of fiscal 2005."

"We have aggressively grown our in-store banking program with two new stores opened in the six months ended March 31, 2006 and have commitments to open three additional in-store offices in the remainder of 2006 and in fiscal 2007. We continue to evaluate possible additional in-store branches in the near term future."

- more -

"Loan growth has been particularly strong in the current quarter, especially loans to businesses and consumers. On an annualized basis, loans receivable increased by 10.2% during the first six months of fiscal 2006." Hood concluded.

As of March 31, 2006, total assets of First Financial were $2.6 billion, loans receivable totaled $2.0 billion and deposits were $1.8 billion. Stockholders' equity was $174 million and book value per common share totaled $14.46 at March 31, 2006.

First Financial is the holding company of First Federal, which operates 51 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage and trust services through First Southeast Insurance Services, The Kimbrell Insurance Group, First Southeast Investor Services and First Southeast Fiduciary and Trust Services.

NOTE: A. Thomas Hood, President and CEO of the Company, and Susan E. Baham, Executive Vice President and CFO, will discuss these results in a conference call at 2:00 PM (ET), April 20, 2006. The call can be accessed via a webcast available on First Financial's website at www.firstfinancialholdings.com.

Forward Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2005. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

For additional information about First Financial, please visit our web site at www.firstfinancialholdings.com or contact Susan E. Baham, Executive Vice President and CFO, (843) 529-5601.

- more -

FIRST FINANCIAL HOLDINGS, INC.
Unaudited Consolidated Financial Highlights
(in thousands, except share data)

	Three Months Ended			Six Months Ended	
	03/31/06	03/31/05	12/31/05	03/31/06	03/31/05
Statements of Income					
Interest income	$ 36,783	$ 31,912	$ 35,235	$ 72,018	$ 63,893
Interest expense	17,357	12,980	15,823	33,180	25,815
Net interest income	19,426	18,932	19,412	38,838	38,078
Provision for loan losses	(1,309)	(1,300)	(900)	(2,209)	(2,600)
Net interest income after provision	18,117	17,632	18,512	36,629	35,478
Other income					
Net gain on sale of loans	515	467	737	1,252	840
Net gain (loss) on sale of investments and mortgage-backed securities	3			3	(56)
Brokerage fees	914	670	505	1,419	1,304
Commissions on insurance	5,808	5,800	3,892	9,700	9,512
Other agency income	301	330	268	569	594
Service charges and fees on deposit accounts	4,222	2,742	4,759	8,981	5,689
Net gain on loan servicing operations	685	1,007	882	1,567	1,322
Gains on disposition of assets	92	36	22	114	1,602
Other	1,663	1,456	1,451	3,114	3,906
Total other income	14,203	12,508	12,516	26,719	24,713
Other expenses					
Salaries and employee benefits	13,387	12,127	13,667	27,054	25,245
Occupancy costs	1,249	1,224	1,341	2,590	2,477
Marketing	622	465	465	1,087	969
Depreciation, amort., etc.	1,295	1,344	1,356	2,651	2,638
Prepayment fees	-				964
Other	4,271	3,923	4,711	8,982	7,595
Total other expenses	20,824	19,083	21,540	42,364	39,888
Income before income taxes	11,496	11,057	9,488	20,984	20,303
Provision for income taxes	4,087	4,010	3,365	7,452	7,343
Net income	7,409	7,047	6,123	13,532	12,960
Earnings per common share:					
Basic	0.62	0.57	0.51	1.12	1.05
Diluted	0.61	0.56	0.50	1.11	1.03
Average shares outstanding	12,023	12,323	12,054	12,039	12,312
Average diluted shares outstanding	12,190	12,569	12,231	12,210	12,587
Ratios:					
Return on average equity	17.19%	16.66%	14.33%	15.74%	15.44%
Return on average assets	1.15%	1.14%	0.96%	1.06%	1.06%
Net interest margin	3.27%	3.33%	3.34%	3.31%	3.35%
Total other expense/average assets	3.23%	3.10%	3.39%	3.31%	3.25%
Efficiency ratio (1)	61.75%	60.53%	67.11%	64.36%	63.23%
Net charge-offs/average net loans, annualized	0.27%	0.34%	0.19%	0.23%	0.33%

(1) Excludes from income - (losses) gains on sales of securities, net real estate operations, gains on disposition of assets; excludes from expenses - prepayment fees

more –

	03/31/06	03/31/05	12/31/05
Statements of Financial Condition			
Assets			
Cash and cash equivalents	$ 113,898	$ 101,916	$ 124,102
Investments	53,476	60,689	53,099
Loans receivable, net	1,984,423	1,861,174	1,931,443
Mortgage-backed securities	319,729	336,992	340,387
Office properties, net	53,184	51,379	52,627
Real estate owned	2,410	2,654	2,118
Intangible assets	22,770	22,784	22,876
Other assets	41,207	35,477	39,679
Total Assets	2,591,097	2,473,065	2,566,331
Liabilities			
Deposits	1,804,780	1,547,696	1,691,172
Advances from FHLB	456,000	552,000	472,000
Other borrowings	98,913	152,213	177,808
Other liabilities	57,473	50,252	54,542
Total Liabilities	2,417,166	2,302,161	2,395,522
Stockholders' equity			
Stockholders' equity	263,195	243,750	257,099
Treasury stock	(84,711)	(69,321)	(82,541)
Accumulated other comprehensive loss	(4,553)	(3,525)	(3,749)
Total stockholders' equity	173,931	170,904	170,809
Total liabilities and stockholders' equity	2,591,097	2,473,065	2,566,331
Stockholders' equity/assets	6.71%	6.91%	6.66%
Common shares outstanding	12,025	12,352	12,020
Book value per share	$ 14.46	$ 13.84	$ 14.21

	03/31/06	03/31/05	12/31/05
Credit quality-quarterly results			
Total reserves for loan losses	$ 14,161	$ 14,404	$ 14,167
Loan loss reserves/net loans	0.71%	0.77%	0.73%
Reserves/non-performing loans	321.69%	190.93%	226.24%
Provision for losses	$ 1,309	$ 1,300	$ 900
Net loan charge-offs	$ 1,315	$ 1,593	$ 888
Problem assets			
Non-accrual loans	$ 4,361	$ 7,472	$ 6,200
Accruing loans 90 days or more past due	41	72	62
Renegotiated loans			
REO through foreclosure	2,410	2,654	2,118
Total	$ 6,812	$ 10,198	$ 8,380
As a percent of total assets	0.26%	0.41%	0.33%

First Financial Holdings, Inc.

(dollars in thousands)

		As of / For the Quarter Ended (Unaudited)							
BALANCE SHEET		03/31/06	12/31/05	09/30/05	06/30/05	03/31/05	12/31/04	09/30/04	06/30/04
Assets									
Cash and investments	$	167,374	$ 177,201	$ 176,777	$ 185,698	$ 162,605	$ 153,786	$ 165,136	$ 162,937
Loans receivable		1,984,423	1,931,443	1,888,389	1,867,627	1,861,174	1,840,520	1,817,585	1,812,462
Mortgage-backed securities		319,729	340,387	341,523	355,953	336,993	350,666	346,847	361,409
Office properties and equip.		53,184	52,627	51,877	51,995	51,379	51,529	50,574	51,704
Real estate owned		2,410	2,118	1,755	2,291	2,654	4,178	4,003	4,325
Other assets		63,977	62,555	62,084	62,976	58,260	55,914	58,168	59,035
Total assets	$	2,591,097	$ 2,566,331	$ 2,522,405	$ 2,526,540	$ 2,473,065	$ 2,456,593	$ 2,442,313	$ 2,451,872
Liabilities									
Deposits	$	1,804,780	$ 1,691,172	$ 1,657,072	$ 1,616,056	$ 1,547,696	$ 1,505,251	$ 1,520,817	$ 1,468,169
Advances-FHLB		456,000	472,000	452,000	494,000	552,000	584,000	658,000	722,000
Other borrowed money		98,913	177,808	176,055	186,461	152,213	158,958	47,654	47,495
Other liabilities		57,473	54,542	66,149	57,632	50,252	40,857	50,655	50,983
Total liabilities		2,417,166	2,395,522	2,351,276	2,354,149	2,302,161	2,289,066	2,277,126	2,288,647
Total stockholders' equity		173,931	170,809	171,129	172,391	170,904	167,527	165,187	163,225
Total liabilities and stockholders' equity	$	2,591,097	$ 2,566,331	$ 2,522,405	$ 2,526,540	$ 2,473,065	$ 2,456,593	$ 2,442,313	$ 2,451,872
Total shares o/s		12,025	12,020	12,116	12,243	12,352	12,307	12,303	12,382
Book value per share	$	14.46	$ 14.21	$ 14.12	$ 14.08	$ 13.84	$ 13.61	$ 13.43	$ 13.18
Equity/assets		6.71%	6.66%	6.78%	6.82%	6.91%	6.82%	6.76%	6.66%
AVERAGE BALANCES									
Total assets	$	2,578,714	$ 2,544,369	$ 2,522,473	$ 2,499,803	$ 2,464,829	$ 2,449,453	$ 2,447,093	$ 2,453,744
Earning assets		2,373,321	2,321,499	2,319,153	2,308,794	2,276,193	2,262,891	2,265,992	2,282,244
Loans		1,971,484	1,915,155	1,895,077	1,884,640	1,862,589	1,846,603	1,823,072	1,829,786
Costing liabilities		2,350,222	2,292,286	2,291,701	2,284,405	2,250,102	2,223,204	2,230,911	2,248,274
Deposits		1,741,755	1,671,661	1,645,324	1,591,739	1,525,975	1,517,898	1,482,314	1,482,149
Equity		172,370	170,969	171,160	171,648	169,216	166,357	164,206	166,529

First Financial Holdings, Inc.
(dollars in thousands)

			Quarter Ended (Unaudited)						Fiscal Year	
	03/31/06	12/31/05	09/30/05	06/30/05	03/31/05	12/31/04	09/30/04	06/30/04	09/30/05	09/30/04
STATEMENT OF OPERATIONS										
Total interest income	$ 36,783	$ 35,235	$ 33,832	$ 33,051	$ 31,912	$ 31,981	$ 31,251	$ 31,545	$ 130,776	$ 126,593
Total interest expense	17,357	15,823	14,718	13,785	12,980	12,835	12,550	12,392	54,318	49,991
Net interest income	19,426	19,412	19,114	19,266	18,932	19,146	18,701	19,153	76,458	76,602
Provision for loan losses	(1,309)	(900)	(1,216)	(1,010)	(1,300)	(1,300)	(1,300)	(1,125)	(4,826)	(5,675)
Net int. inc. after provision	18,117	18,512	17,898	18,256	17,632	17,846	17,401	18,028	71,632	70,927
Other income										
Net gain (loss) on sale of loans	$ 515	$ 737	$ 796	$ 816	$ 467	$ 373	$ 569	$ 390	$ 2,452	$ 1,913
Gain on investment securities	3					(56)	239	659	(55)	2,292
Brokerage fees	914	505	708	634	670	634	496	635	2,646	2,275
Commissions on insurance	5,808	3,892	4,600	4,578	5,800	3,712	4,192	4,140	18,690	16,199
Other agency income	301	268	367	361	330	264	250	373	1,322	1,315
Loan servicing fees	685	882	727	(117)	1,007	315	(691)	2,122	1,932	696
Svc. chgs/fees-dep. accts	4,222	4,759	4,253	2,985	2,742	2,947	3,063	2,931	12,927	11,516
Real estate operations (net)	(189)	(192)	(144)	(218)	(122)	(190)	(438)	(197)	(674)	(1,093)
Gains (losses) on disposition of properties	92	22	584	344	36	1,566	1,765	(111)	2,530	1,898
Other	1,852	1,643	1,742	1,516	1,578	2,640	1,514	1,384	7,475	5,164
Total other income	14,203	12,516	13,633	10,899	12,508	12,205	10,959	12,326	49,245	42,175
Other expenses										
Salaries & employee benefits	13,387	13,667	12,888	12,201	12,127	13,118	11,478	11,302	50,334	45,319
Occupancy costs	1,249	1,341	1,405	1,351	1,224	1,253	1,203	1,261	5,233	5,103
Marketing	622	465	515	490	465	504	553	558	1,974	1,852
Depreciation, amort. Etc.	1,295	1,356	1,418	1,432	1,344	1,294	1,408	1,112	5,488	5,643
Prepayment fees						964		1,548	964	1,548
Other	4,271	4,711	4,279	4,185	3,923	3,672	4,010	4,021	16,059	15,299
Total other expenses	20,824	21,540	20,505	19,659	19,083	20,805	18,652	19,802	80,052	74,764
Income before taxes	11,496	9,488	11,026	9,496	11,057	9,246	9,708	10,552	40,825	38,338
Provision for income taxes	4,087	3,365	3,919	3,338	4,010	3,333	3,500	3,850	14,600	13,784
Net Income	$ 7,409	$ 6,123	$ 7,107	$ 6,158	$ 7,047	$ 5,913	$ 6,208	$ 6,702	$ 26,225	$ 24,554
Average shares o/s, basic	12,023	12,054	12,197	12,303	12,323	12,301	12,382	12,494	12,281	12,484
Average shares o/s, diluted	12,190	12,231	12,427	12,511	12,569	12,606	12,667	12,795	12,528	12,818
Net income per share - basic	$ 0.62	$ 0.51	$ 0.58	$ 0.50	$ 0.57	$ 0.48	$ 0.50	$ 0.54	$ 2.14	$ 1.97
Net income per share - diluted	$ 0.61	$ 0.50	$ 0.57	$ 0.49	$ 0.56	$ 0.47	$ 0.49	$ 0.52	$ 2.09	$ 1.92
Dividends paid per share	$ 0.24	$ 0.24	$ 0.23	$ 0.23	$ 0.23	$ 0.23	$ 0.22	$ 0.22	$ 0.92	$ 0.88

First Financial Holdings, Inc.

(dollars in thousands)

	03/31/06	12/31/05	09/30/05	06/30/05	03/31/05	12/31/04	09/30/04	06/30/04	09/30/05	09/30/04
				Quarter Ended (unaudited)					Fiscal Year	
OTHER RATIOS										
Return on Average Assets	1.15%	0.96%	1.13%	0.99%	1.14%	0.97%	1.02%	1.09%	1.06%	1.01%
Return on Average Equity	17.19%	14.33%	16.55%	14.35%	16.66%	14.22%	15.12%	16.10%	15.48%	14.86%
Average yield on earning assets	6.20%	6.07%	5.83%	5.73%	5.61%	5.64%	5.54%	5.53%	5.67%	5.59%
Average cost of paying liabilities	2.99%	2.74%	2.55%	2.42%	2.34%	2.29%	2.23%	2.21%	2.39%	2.24%
Gross spread	3.21%	3.33%	3.28%	3.31%	3.27%	3.35%	3.31%	3.32%	3.28%	3.35%
Net interest margin	3.27%	3.34%	3.30%	3.34%	3.33%	3.38%	3.32%	3.36%	3.32%	3.38%
Operating exp./avg. assets	3.23%	3.39%	3.25%	3.15%	3.10%	3.40%	3.05%	3.23%	3.22%	3.09%
Efficiency ratio	61.75%	67.11%	63.47%	65.45%	60.53%	66.07%	66.41%	58.64%	63.83%	63.29%
COMPOSITION OF GROSS LOAN PORTFOLIO										
Residential (1-4 family)	$ 969,161	$ 951,294	$ 965,244	$ 996,478	$ 1,022,847	$ 1,025,562	$ 1,029,522	$ 1,045,062		
Other residential	23,685	23,806	24,780	46,471	42,324	59,227	39,761	38,857		
A & D and lots	85,943	79,953	76,576	73,678	70,164	68,995	68,142	62,594		
Commercial real estate	153,974	151,641	155,832	131,265	120,535	123,444	129,875	114,556		
Consumer	520,006	511,217	499,133	470,927	450,412	437,570	411,666	416,179		
Commercial business department	313,175	293,793	248,997	237,516	232,192	209,431	199,318	189,673		
	$ 2,065,944	$ 2,011,704	$ 1,970,562	$ 1,956,335	$ 1,938,474	$ 1,924,229	$ 1,878,284	$ 1,866,921		
ASSET QUALITY										
Non-accrual loans	$ 4,361	$ 6,200	$ 5,556	$ 6,715	$ 7,472	$ 7,763	$ 8,439	$ 8,605		
Loans 90 days or more past due	41	62	45	26	72	34	63	98		
Renegotiated loans										
REO thru foreclosure	2,410	2,118	1,755	2,291	2,654	4,178	4,003	4,325		
TOTAL	$ 6,812	$ 8,380	$ 7,356	$ 9,032	$ 10,198	$ 11,975	$ 12,505	$ 13,028		
LOAN AND REO LOSS RESERVES										
Total reserves for loan losses	$ 14,161	$ 14,167	$ 14,155	$ 14,196	$ 14,404	$ 14,697	$ 14,799	$ 14,780		
Loan loss reserves/net loans	0.71%	0.73%	0.75%	0.76%	0.77%	0.80%	0.81%	0.82%		
Provision for losses	1,309	900	1,216	1,010	1,300	1,300	1,300	1,125		
Net loan charge-offs	1,315	888	1,257	1,218	1,593	1,402	1,281	1,070		
Net charge-offs/average net loans	0.07%	0.05%	0.07%	0.07%	0.09%	0.08%	0.07%	0.06%		
Annualized net charge-offs/av.loans	0.27%	0.19%	0.27%	0.26%	0.34%	0.31%	0.28%	0.24%		